Exhibit 99.3

Questions and Answers

Proposed Employee Stock Option Exchange Program

Question 1: What is the stock option exchange program?

The program would offer “eligible employees” (as defined below) the voluntary opportunity to elect to exchange some or all of their eligible options for newly granted Cardinal Health employee stock options, which we refer to as “new options.” The exact dates for the “exchange period” during which you can elect to exchange your eligible options will be announced later, but will occur over a 20-business-day period that we expect to begin sometime ahead of the special shareholder meeting on June 23.

During the exchange period, eligible employees must decide whether to tender some or all of their eligible options. Eligible employees who elect to participate must complete an election form and submit it prior to the end of the exchange period. Our program, of course, is subject to our shareholders approving the stock option exchange program at a special meeting of shareholders scheduled for June 23, 2009. This program is separate from the equity conversion that will take place in connection with the planned spin-off.

Question 2: Why is the company implementing the stock option exchange program?

Our equity compensation programs are offered to many of our employees in order to emphasize pay-for-performance in long-term incentives and to more closely align our employees’ interests with our shareholders’ interests. We believe that it is critical to our success to retain and motivate key employees throughout our operations and to reinforce the alignment of our employees’ interests with those of our shareholders, especially as Cardinal Health and CareFusion prepare to operate as separate companies following the planned spin-off. However, many of our employee stock options are significantly “out of the money” or “underwater” because our stock price has declined since we granted the eligible options.

We believe these underwater options do not effectively serve the long-term incentive, motivation and retention objectives that they were intended to provide. The option exchange program is an important component in our strategy to more closely align employee and shareholder interests through our equity compensation programs by providing renewed incentives to our employees who participate in the program. This program will provide you with a means of exchanging significantly underwater options for options with an exercise price that is equal to the market price of our common shares on the date they are granted, which will be promptly after the expiration of the program. The program also is intended to enable us to enhance long-term shareholder value by providing greater assurance that we will be able to retain experienced and productive employees, by improving the motivation of our employees generally, and by more closely aligning employee and shareholder interests through our equity compensation programs.

The option exchange program also can meaningfully reduce our total number of outstanding stock options, or “overhang,” represented by options that have high exercise prices. Additionally, because the exchange ratios are designed to minimize the risk that we will incur any additional accounting expense from granting the new options, we can recapture value from accounting compensation costs that we already are incurring with respect to outstanding eligible options while not creating additional compensation expense.

Question 3: Who is eligible to participate in the stock option exchange program?

Eligible employees who may participate in the offer include option holders who are employed by Cardinal Health or one of our subsidiaries on the date we commence the program and continue to be employed through the grant date for the new options. Note that current or former members of our board of directors and the executive officers named in the compensation tables included in the 2008 annual meeting proxy statement are not eligible. Some option holders who reside in countries outside of the U.S. may also be excluded based on local country laws.

Question 4: Why should I consider participating?

To learn more about this program, you should read and carefully consider all of the information provided in the preliminary proxy statement and attend the educational sessions we’re planning for early June. But by way of context, remember that eligible options that are either vested or unvested represent a current or potential future right to purchase our common shares at a specified price. Due to market fluctuations over time, the market price of our common shares can be greater than, equal to or less than the exercise price of an eligible option. When the market price of Cardinal Health common shares is greater than the exercise price of an option (also known as an option being “in the money”), exercising the option would result in an economic benefit, because you are able to buy the stock at less than the stock’s then-prevailing market price and sell the purchased shares for the higher price. When the market price of Cardinal Health common shares is less than the exercise price of the option (also known as the option being “out of the money” or “underwater”), exercising the stock option and selling the purchased shares would result in an economic loss.

If you exchange an eligible option in the program, then promptly after the expiration of the program that eligible option will be cancelled and you will be granted a new option that is unvested and potentially exercisable for a lesser number of shares, with an exercise price equal to the closing price of our common shares as reported by the NYSE on the grant date. This grant of new options may or may not be more valuable to you than continuing to hold your eligible options into the future. The future value of the eligible options depends on a number of factors that are not possible to predict, including the market performance of our common shares, the timing of such performance and your continued employment with the company through applicable vesting dates.

Question 5: Are there any conditions to the program?

Yes. The option exchange program is subject to our shareholders approving it at a special meeting of shareholders that is scheduled to be held on June 23, 2009. We are asking shareholders to vote on this proposal at the special meeting so that we may complete the program prior to our planned spin-off of CareFusion. However, neither the proposed option exchange program nor the planned spin-off is conditioned on the occurrence of the other. If shareholders do not approve the option exchange program at the special meeting of shareholders, we will not accept any of the eligible options exchanged in the program. The program also is subject to a number of additional conditions with regard to events that could occur prior to the expiration of the program and which will be more fully described in the detailed program materials that we will deliver to you in the future. Non-U.S. rules and practices also may impose additional constraints.

Question 6: Am I required to participate in the program?

No. Participation is voluntary. If you choose not to participate, you will retain all your options upon conclusion of the program and will not receive any new options. No changes will be made to the terms of your current options.

Question 7: How do I vote?

If you are a shareholder, we encourage you to read the final proxy statement once it is available and then to vote for the program. If your shares are registered in your name, then you are a “registered holder” and you may vote in person at the special meeting or by proxy. If you decide to vote by proxy, you may do so by telephone, internet or by mail. Please note that voting on the shareholder proposal is not the same as electing to exchange options in the program.

Question 8: What are the key events and timelines I need to be aware of?

As a shareholder, you will have the opportunity to vote for or against this program at the special shareholder meeting on June 23, 2009.

Over the next few weeks, we will keep you informed about key dates, including:

•	The exact date the option exchange program will start

•	The deadline for electing to exchange your options

•	Dates and times for educational sessions, which we will schedule for a time close to the start of the exchange period

We will also communicate the exact exchange ratios for each of the eligible grants at the time the program starts and any special considerations or limitations that may apply to our international employees.

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Important Legal Disclaimers:

The proposed option exchange program has not yet commenced. Cardinal Health will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the proposed option exchange program. Persons who are eligible to participate in the proposed option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the proposed option exchange program.

In connection with the proposal to be voted on by Cardinal Health’s shareholders to approve the proposed option exchange program, Cardinal Health has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Cardinal Health shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the proposed option exchange program, because they will contain important information about the proposal to be voted on by shareholders with respect to the program.

Cardinal Health shareholders and option holders will be able to obtain the written materials described above and other documents filed by Cardinal Health with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, Shareholders and option holders may obtain free copies of the documents filed by Cardinal Health with the SEC on Cardinal Health’s website at the investor page on www.cardinalhealth.com.